SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Rodney L. Moore
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
214-746-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

1	NAME OF FILING PARTIES
TW BBTS Aggregator LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
PN - limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW BBTS Aggregator LP to SHB, TW BBTS Aggregator LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
BB-II Holdco LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of BB-II Holdco LP to SHB, BB-II Holdco LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
TW/LM GP Sub, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW/LM GP Sub, LLC to SHB, TW/LM GP Sub, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
Tailwater Energy Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Tailwater Energy Fund I LP to SHB, Tailwater Energy Fund I LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
TW GP EF-I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW GP EF-I, LP to SHB, TW GP EF-I, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
TW GP EF-I GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW GP EF-I GP, LLC to SHB, TW GP EF-I GP, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
TW GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
00 – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW GP Holdings, LLC to SHB, TW GP Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
Tailwater Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Tailwater Holdings, LP to SHB, Tailwater Holdings, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
Tailwater Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Tailwater Capital LLC to SHB, Tailwater Capital LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
Jason H. Downie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Jason H. Downie to SHB, Mr. Downie may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAME OF FILING PARTIES
Edward Herring

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,385 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,385 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,385 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Edward Herring to SHB, Mr. Herring may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

This Amendment No. 3 amends and supplements the Schedule 13D first filed August 14, 2014 (the “Original Schedule 13D” and, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015 and this Amendment No. 3, this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D (as previously amended) is hereby amended by amending and restating the first and second paragraphs as follows:

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”), Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) and subordinated units representing limited partner interests (“Subordinated Units”) of Southcross Energy Partners, L.P.  The name of the issuer is Southcross Energy Partners, L.P. (“SXE”) and the address of the principal executive offices of SXE is 1717 Main Street, Suite 5200, Dallas, Texas 75201.
Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 Common Units, all 15,958,990 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding and Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units.  SHB is an indirect, wholly owned subsidiary of Southcross Holdings LP (“Holdings”).  Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Southcross Holdings GP LLC (“Holdings GP”) is the general partner of Holdings and in such capacity, controls the activities of Holdings.  Holdings GP is managed by a board of directors (the “Holdings GP Board”) who have the power and authority to manage and control the business and affairs of Holdings GP, including its control of the activities of Holdings.

Item 1 of the Original Schedule 13D (as previously amended) is hereby amended by adding a new fifth paragraph as follows:

SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(b) of the Original Schedule 13D (as previously amended) are hereby amended by amending and restating the first two paragraphs thereof as follows:

As of November 3, 2015, 28,420,619 Common Units, 15,684,512 Class B Convertible Units and 12,213,713 Subordinated Units were outstanding, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2015.  274,478 additional Class B Convertible Units were issued to SHB on November 9, 2015 and Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units were acquired by SHB on February 14, 2016.
SHB owns of record 6,616,400 Common Units and all 15,958,990 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding and holds Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.  SHB is owned 100% by Southcross Holdings Guarantor LP (“Guarantor”) and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“SHB GP”), which is owned 100% by Guarantor.  Guarantor is owned 100% by Holdings and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”), which is owned 100% by Holdings (SHB, SHB GP, Guarantor, Guarantor GP, Holdings and Holdings GP are referred to collectively as the “Southcross Parties”).

Items 5(a)-(b) of the Original Schedule 13D (as previously amended) are hereby amended by adding a new paragraph thereto as follows:

SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights (as defined above).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units

Other than as described above, there have been no reportable transactions in the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights or Subordinated Units that were effected in the last 60 days by the Filing Parties.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 3.   Joint Filing Agreement*

* Previously filed as an Exhibit to the Original Schedule 13D and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2016

TW BBTS Aggregator LP,
a Delaware limited partnership

By:	TW/LM GP Sub, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

BB-II Holdco LP,
a Delaware limited partnership

By:	TW/LM GP Sub, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW/LM GP Sub, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

Tailwater Energy Fund I LP,
a Delaware limited partnership

By:	TW GP EF-I, LP,
its General Partner

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I, LP,
a Delaware limited partnership

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I GP, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER HOLDINGS, LP,
a Delaware limited partnership

By:	TW GP Holdings, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TW GP HOLDINGS, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TAILWATER LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

/s/ Jason H. Downie

/s/ Edward Herring